UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Cubic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

229669106

(CUSIP Number)

James R. Edwards

Cubic Corporation

Senior Vice President, General Counsel

and Secretary

9333 Balboa Avenue

San Diego, California 92123

(858) 505-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Walter C. Zable

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 702,141 (1)

	8.	Shared Voting Power 5,586,396 (2)

	9.	Sole Dispositive Power 702,141 (1)

	10.	Shared Dispositive Power 5,586,396 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,288,537 (1)(2)

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 23.5%

14.	Type of Reporting Person IN

(1)  Includes 469,395 shares owned by the Walter C. Zable Trust U/A/D dated 2/7/06 and 232,746 shares held in trusts for Mr. Zable’s children.  Mr. Zable has sole voting and dispositive power over such shares as the trustee of such trusts, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2) Includes (a) 3,244,527 shares (12.1%) owned by the Zable QTIP Marital Trust Dated 9/18/78, (b) 2,290,877 shares (8.6%) owned by The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, (c) 34,884 shares owned by the Zable Reverse QTIP Marital Trust dated 9/18/78, and (d) 16,108 shares owned by the Zable Non-QTIP Marital Trust dated 9/18/78.  Mr. Zable and Karen F. Cox share voting and dispositive power over such shares as co-trustees of such trusts, and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Karen F. Cox

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 227,545

	8.	Shared Voting Power 5,826,396 (3)

	9.	Sole Dispositive Power 227,545

	10.	Shared Dispositive Power 5,826,396 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,053,941 (3)

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 22.6%

14.	Type of Reporting Person IN

(3) Includes (a) 3,244,527 shares (12.1%) owned by the Zable QTIP Marital Trust Dated 9/18/78, (b) 2,290,877 shares (8.6%) owned by The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, (c) 34,884 shares owned by the Zable Reverse QTIP Marital Trust dated 9/18/78, and (d) 16,108 shares owned by the Zable Non-QTIP Marital Trust dated 9/18/78.  Walter C. Zable and Ms. Cox share voting and dispositive power over such shares as co-trustees of such trusts, and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.  Also includes 240,000 shares held in trusts for Ms. Cox’s children.  Ms. Cox and her spouse share voting and dispositive power over such shares as co-trustees of such trusts and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,244,527

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,244,527

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,244,527

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 12.1%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,290,877

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,290,877

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,290,877

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 8.6%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Walter J. Zable Special Trust Dated May 6, 2003

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Trust Dated September 18, 1978

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Reverse QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,884

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,884

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 less than 0.1%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Non-QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,108

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 16,108

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,108

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 less than 0.1%

14.	Type of Reporting Person OO

CUSIP No. 229669106	SCHEDULE 13D

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D initially filed on behalf of the Reporting Persons with the Securities and Exchange Commission (“SEC”) on July 17, 2012 (collectively, the “Statement”).  The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the previous filing of the Statement.  Except as set forth below, all previous Items set forth in the Statement are unchanged.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Statement.

Item 4.                           Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraphs immediately prior to the last paragraph thereof:

On May 15, 2013, the Zable QTIP Marital Trust Dated 9/18/78, The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978 and the Zable Reverse QTIP Marital Trust Dated 9/18/78 (the “Selling Stockholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, as representatives of the underwriters named therein (the “Underwriters”), and the Company in connection with a secondary public offering of Shares as described in the prospectus filed by the Company with the SEC on May 16, 2013.  Pursuant to the Underwriting Agreement, on May 21, 2013, the Selling Stockholders sold 2,315,000 Shares to the Underwriters at a price of $43.69125 per Share, representing the public offering price of $45.75 per Share less underwriting discounts and commissions of $2.05875 per Share.  Of the 2,315,000 shares, the Zable QTIP Marital Trust Dated 9/18/78 sold 1,242,520 Shares, The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978 sold 1,057,207 Shares and the Zable Reverse QTIP Marital Trust Dated 9/18/78 sold 15,273 Shares.  The Shares were sold in order to raise funds to pay estate taxes.  Pursuant to the Underwriting Agreement, the Selling Stockholders also granted the Underwriters an option for 30 days to purchase up to 347,250 additional shares.  Of the 347,250 Shares, the Zable QTIP Marital Trust Dated 9/18/78 granted an option for 186,378 Shares, The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978 granted an option for 158,581 Shares and the Zable Reverse QTIP Marital Trust Dated 9/18/78 granted an option for 2,291 Shares.

Pursuant to lock-up agreements entered into in connection with the Underwriting Agreement, the Reporting Persons agreed not to sell, transfer or dispose of, directly or indirectly, any Shares or any securities exercisable or exchangeable for Shares without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after May 15, 2013, subject to extension under certain circumstances.  The form of such lock-up agreements is attached as an exhibit to the Underwriting Agreement.

The foregoing description of the Underwriting Agreement is qualified by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 8, 2013 and is incorporated herein by reference.

Item 5.                           Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follow:

(a), (b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each Reporting Person, respectively. The percentage amount set forth in Row 13 of the cover page hereto for each Reporting Person is calculated based upon 26,736,307 shares of common stock of the Company outstanding, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2013.

(c)	The information provided in Item 4 hereof is incorporated herein by reference.

(d)	The Co-Trustees have the shared power to direct the receipt of dividends, if any, relating to, or the disposition of the proceeds of the sale of, the Shares held by the Trusts as reported herein.

(e)	Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Underwriting Agreement in Item 4 hereof is incorporated herein by reference.

CUSIP No. 229669106	SCHEDULE 13D

Item 7.      Material to be Filed as Exhibits.

Item 7 of the Statement is amended by adding the following after the last paragraph thereof:

Exhibit 3:

Underwriting Agreement, dated as of May 15, 2013, by and among the Company, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, as representatives of the underwriters named therein, the Zable QTIP Marital Trust Dated September 18, 1978, The Survivor’s Trust Created Under the Zable Trust Dated September 18, 1978, and the Zable Reverse QTIP Marital Trust Dated September 18, 1978 (incorporated in this Statement by reference to Exhibit 1.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 8, 2013).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2013

/s/ James R. Edwards

James R. Edwards, as attorney-in-fact for each of Walter C. Zable, Karen F. Cox, the Zable QTIP Marital Trust Dated 9/18/78, the Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, the Walter J. Zable Special Trust Dated May 6, 2003, the Zable Trust Dated September 18, 1978, the Zable Reverse QTIP Marital Trust Dated 9/18/78 and the Zable Non-QTIP Marital Trust Dated 9/18/78